UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

August 2, 2011

Commission File No.: 000-30688

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Attached hereto is a press release issued by the Registrant and entitled: “Nova Announces 2011 Second Quarter Results”.

The financial statements tables included in the press release are hereby incorporated by reference into the Registrant’s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: September 13, 2000 (File No. 333-12546); March 5, 2002 (File No. 333-83734); December 24, 2002 (File No. 333-102193, as amended by Amendment No. 1, filed on January 5, 2006); March 24, 2003 (File No. 333-103981); May 17, 2004 (File Nos. 333-115554, 333-115555, and 333-115556, as amended by Amendment No. 1, filed on January 5, 2006); March 7, 2005 (File No. 333-123158); December 29, 2005 (File No. 333-130745); September 21, 2006 (File No. 333-137491) and November 5, 2007 (File No. 333-147140).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 2, 2011	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact:	Investor relations Contacts:
Dror David, Chief Financial Officer	Ehud Helft / Kenny Green
Nova Measuring Instruments Ltd.	CCG Investor Relations
Tel: 972-8-938-7505	Tel: +1-646-201-9246
E-mail: info@nova.co.il	E-mail: info@ccgisrael.com
http://www.nova.co.il

Company Press Release

NOVA ANNOUNCES 2011 SECOND QUARTER RESULTS

Rehovot, Israel – August 2, 2011 - Nova Measuring Instruments Ltd. (Nasdaq: NVMI), provider of leading edge stand alone metrology and the market leader of integrated metrology solutions to the semiconductor process control market, today reported its 2011 second quarter results.

Highlights for the Second Quarter of 2011

•	Quarterly revenues of $29.6 million, up 53% year over year

•	Gross margin of 58%; Record services gross margin of 39%

•	Net margin of 31%

•	Record quarterly net income of $9.1 million, or $0.34 per diluted share

•	Positive cash flow from operating activities of $7 million

•	Total cash reserves of $78.2 million

Management Comments

“Second quarter results continued to demonstrate strong financial performance,” said Gabi Seligsohn, President and CEO of Nova. “We set all-time records in revenues and earnings, with margins well above our long-term targets, and we generated significant operating cash flow.”

“During recent quarters we utilized our significant operating leverage and made investments into the development of new products and capabilities. Last month we were pleased to announce two new ground breaking products for the Optical CD metrology market. These products, which are already shipping to leading customers, position us well to further strengthen our position and expand our footprint in this market. Furthermore, we are progressing well with our plan to penetrate the 3D interconnect market and have recently concluded the development of the first phase of this product. We have already received excellent customer feedback to the tool capabilities and expect to ship initial evaluation units during the second half of this year”.

“Industry-wide, the pace of business began to slow somewhat in the second quarter, after extremely aggressive capital spending early in the first half of the year. Given the continued strong end market demand, we believe this is a mid cycle correction related to absorption and inventory realignment, which should result in lower revenues during the second half of 2011”.

“Looking forward, we expect the continuous growth in consumer demand for high-performance mobile devices to continue to drive spending, and we believe we are particularly well-positioned to benefit from the resumption of the uptrend. We have recently introduced innovative new products that will be crucial to our foundry and memory customers as they strive to enable smaller footprints and lower power consumption via advanced nodes and complex structures below 22nm.”

2011 Third Quarter Guidance

For the third quarter of 2011, management expects revenues of $24-$27 million, with net profitability of 20%-25%.

2011 Second Quarter Results

Total revenues for the second quarter of 2011 were $29.6 million, an increase of 52.5% relative to the second quarter of 2010, and an increase of 5.2% relative to the first quarter of 2011.

Gross margin for the second quarter of 2011 was 57.7%, compared with 53.6% in the second quarter of 2010 and 57.6% in the first quarter of 2011.

Operating expenses in the second quarter of 2011 were $8.2 million, compared with $5.8 million in the second quarter of 2010 and $8.4 million in the first quarter of 2011.

The company reported net income of $9.1 million, or $0.34 per diluted share, in the second quarter of 2011. This compares to a net income of $4.7 million, or $0.18 per diluted share, in the second quarter of 2010, and a net income of $8.1 million, or $0.30 per diluted share, in the first quarter of 2011.

The company generated $7.0 million in cash from operating activities during the second quarter of 2011. Total cash reserves at the end of the second quarter of 2011 were $78.2 million.

The Company will host a conference call today, August 2, 2011, at 9:00am ET. To participate, please dial in the US: 1 888 935 4575; or internationally: +972-3-721 9509. A recording of the call will be available on Nova’s website, within 24 hours following the end of the call. In addition, a presentation to accompany the conference call will be available together with a live webcast of the conference call. This will be accessible from a link on Nova’s website at www.nova.co.il.

About Nova
Nova Measuring Instruments Ltd. develops, produces and markets advanced integrated and stand alone metrology solutions for the semiconductor manufacturing industry. Nova is traded on the NASDAQ & TASE under the symbol NVMI. The Company's website is www.nova.co.il.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products, expected deliveries, transaction, expected revenues, operating results, earnings and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward looking statements. These risks and other factors include but are not limited to:  our dependency on two product lines; the highly cyclical nature of the markets we target; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; our dependency on OEM suppliers; our ability to retain our competitive position despite the ongoing consolidation in our industry; risks associated with our dependence on a single manufacturing facility; our ability to expand our manufacturing capacity or marketing efforts to support our future growth; our dependency on a small number of large customers and small number of suppliers; our dependency on our key employees; risks related to changes in our order backlog; risks related to the financial, political and environmental instabilities in Asia; risks related to our intellectual property; changes in customer demands for our products; new product offerings from our competitors; changes in or an inability to execute our business strategy; unanticipated manufacturing or supply problems; changes in tax requirements; changes in customer demand for our products; risks related to currency fluctuations; and risks related to our operations in Israel. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31,2010 filed with the Securities and Exchange Commission on March 30, 2011. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

 (Tables to Follow)

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)

	As of June 30,	As of December 31,
	2011	2010

CURRENT ASSETS
Cash and cash equivalents	11,064	25,394
Short-term interest-bearing bank deposits	65,291	35,562
Held to maturity securities	1,186	--
Trade accounts receivable	19,675	13,162
Inventories	13,607	10,849
Other current assets	2,755	1,736
	113,578	86,703
LONG-TERM ASSETS
Long-term interest-bearing bank deposits	631	631
Other Long-term assets	306	163
Severance pay funds	3,138	2,786
	4,075	3,580

FIXED ASSETS, NET	4,321	3,094

Total assets	121,974	93,377

CURRENT LIABILITIES
Trade accounts payable	11,954	9,956
Deferred income	8,997	3,397
Other current liabilities	8,089	7,908
	29,040	21,261

LONG-TERM LIABILITIES
Liability for employee severance pay	4,258	3,709
Deferred income	39	-
Other long-term liability	16	23
	4,313	3,732

SHAREHOLDERS' EQUITY	88,621	68,384

Total liabilities and shareholders' equity	121,974	93,377

NOVA MEASURING INSTRUMENTS LTD.
QUARTERLY CONSOLIDATED STATEMENTS OF OPERATIONS
 (U.S. dollars in thousands, except per share data)

	Three months ended
	June 30, 2011	March 31, 2011	June 30, 2010

REVENUES
Product sales	24,989	23,918	15,889
Services	4,658	4,251	3,551
	29,647	28,169	19,440

COST OF REVENUES
Products	9,698	9,198	6,554
Services	2,833	2,735	2,452
	12,531	11,933	9,006

GROSS PROFIT	17,116	16,236	10,434

OPERATING EXPENSES
Research & Development expenses, net	4,516	4,967	2,828
Sales & Marketing expenses	2,778	2,711	2,242
General & Administration expenses	945	729	679
	8,239	8,407	5,749

OPERATING PROFIT	8,877	7,829	4,685

INTEREST INCOME, NET	286	219	24

NET INCOME FOR THE PERIOD	9,163	8,048	4,709

Net income per share:
Basic	0.35	0.31	0.19
Diluted	0.34	0.30	0.18

Shares used for calculation of net income per share:
Basic	26,250	25,960	24,808
Diluted	27,176	27,020	26,406

NOVA MEASURING INSTRUMENTS LTD.
YEAR TO DATE CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Six-months ended
	June 30, 2011	June 30, 2010

REVENUES
Product sales	48,907	28,790
Services	8,909	6,631
	57,816	35,421

COST OF REVENUES
Product sales	18,896	12,032
Services	5,568	4,841
	24,464	16,873

GROSS PROFIT	33,352	18,548

OPERATING EXPENSES
Research & Development expenses, net	9,483	5,382
Sales & Marketing expenses	5,489	4,438
General & Administration expenses	1,674	1,330
	16,646	11,150

OPERATING PROFIT	16,706	7,398

INTEREST INCOME, NET	505	10

NET INCOME FOR THE PERIOD	17,211	7,408

Net income per share:
Basic	0.66	0.31
Diluted	0.64	0.29

Shares used for calculation of net income per share:
Basic	26,105	23,721
Diluted	27,014	25,226

NOVA MEASURING INSTRUMENTS LTD.
QUARTERLY CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three months ended
	June 30, 2011	March 31, 2011	June 30, 2010
CASH FLOW – OPERATING ACTIVITIES

Net income for the period	9,163	8,048	4,709
Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	377	362	323
Amortization of deferred stock-based compensation	272	266	122
Increase (decrease) in liability for employee termination benefits, net	203	(6)	105

Decrease (increase) in trade accounts receivables	(4,835)	(1,678)	67
Increase in inventories	(2,240)	(1,269)	(1,855)
Increase in other short and long term assets	(33)	(1,083)	(388)
Increase in trade accounts payables and other long term liabilities	(667)	2,663	289
Increase (decrease) in other current liabilities	(502)	678	1,130
Increase in short and long term deferred income	5,266	373	1,769
Net cash provided by operating activities	7,004	8,354	6,271

CASH FLOW – INVESTMENT ACTIVITIES

Increase in short-term interest-bearing bank deposits	(9,426)	(20,303)	(10,701)
Increase in short term held to maturity securities	(1,186)	--	--
Additions to fixed assets	(539)	(676)	(307)
Net cash used in investment activities	(11,151)	(20,979)	(11,008)

CASH FLOW – FINANCING ACTIVITIES

Shares issued under employee share-based plans and exercise of warrants	225	2,217	51
Net cash provided by financing activities	225	2,217	51

Decrease in cash and cash equivalents	(3,922)	(10,408)	(4,686)
Cash and cash equivalents – beginning of period	14,986	25,394	11,524
Cash and cash equivalents – end of period	11,064	14,986	6,838

NOVA MEASURING INSTRUMENTS LTD.
YEAR TO DATE CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Six months ended
	June 30, 2011	June 30, 2010
CASH FLOW – OPERATING ACTIVITIES

Net income for the period	17,211	7,408
Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	739	647
Amortization of deferred stock-based compensation	538	238
Increase in liability for employee termination benefits, net	197	153

Decrease (increase) in trade accounts receivables	(6,513)	692
Increase in inventories	(3,509)	(4,122)
Increase in other current and long term assets	(1,116)	(648)
Increase in trade accounts payables and other long term liabilities	1,996	2,834
Increase in current liabilities	176	25
Increase in short and long term deferred income	5,639	4,017
Net cash provided by operating activities	15,358	11,244

CASH FLOW – INVESTMENT ACTIVITIES

Increase in short-term interest-bearing bank deposits	(29,729)	(30,687)
Investment in short term held to maturity securities	(1,186)	--
Investment in long-term deposits	--	(9)
Additions to fixed assets	(1,215)	(712)
Net cash used in investment activities	(32,130)	(31,408)

CASH FLOW – FINANCING ACTIVITIES

Shares issued under employee share-based plans	2,442	173
Shares issued in public offering	--	16,968
Net cash provided by financing activities	2,442	17,141

Decrease in cash and cash equivalents	(14,330)	(3,023)
Cash and cash equivalents – beginning of period	25,394	9,861
Cash and cash equivalents – end of period	11,064	6,838